

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2025

Karl Gubitz
Chief Financial Officer
argenx SE
Laarderhoogtweg 25
1101 EB Amsterdam

      Re: argenx SE
           Form 20-F for Fiscal Year Ended December 31, 2024
           File No. 001-38097

Dear Karl Gubitz:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences